UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2024	Commission File Number: 001-40509
BROOKFIELD REINSURANCE LTD.
(Name of Registrant)
Ideation House, First Floor
94 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of Principal Executive Offices)
        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F
Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Reinsurance Ltd.’s registration statement on Form F-3 (File No. 333-276533).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Exhibit Index

Exhibit	Description of Exhibit
99.1	Brookfield Reinsurance Ltd.’s interim report for the quarter ended March 31, 2024
99.2	Certification of Sachin Shah, Chief Executive Officer, Brookfield Reinsurance Ltd., pursuant to Canadian law
99.3	Certification of Thomas Corbett, Chief Financial Officer, Brookfield Reinsurance Ltd., pursuant to Canadian law

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.
Date: May 13, 2024	By:	/s/ Thomas Corbett
Name: Thomas Corbett Title: Chief Financial Officer